May 19, 2010

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street N.E.

Washington, DC 20549-3561

Attn:	Mr. Lyn Shenk
Branch Chief

RE:	Starbucks Corporation — Response to Letter dated April 8, 2010
Form 10-K: For the Fiscal Year Ended September 27, 2009
File No. 000-20322

Dear Mr. Shenk:

We have provided below supplemental information in response to our telephone conversation regarding your letter dated April 8, 2010 with regard to the above-referenced filing made by Starbucks Corporation (“Starbucks” or the “Company”). As discussed, we will include the following footnote disclosure in future filings:

We test goodwill for impairment on an annual basis, or more frequently if circumstances, such as material deterioration in performance or a significant number of store closures, indicate reporting unit carrying values may exceed their fair values. If the carrying amount of goodwill exceeds the implied estimated fair value, an impairment charge to current operations is recorded to reduce the carrying value to the implied estimated fair value.

As a part of Starbucks ongoing operations, we may close certain stores within a reporting unit containing goodwill due to underperformance of the store or inability to renew our lease, among other reasons. We abandon certain assets associated with a closed store including leasehold improvements and other non-transferrable assets. Under U.S. GAAP, when a portion of a reporting unit that constitutes a business is to be disposed of, goodwill associated with the business is included in the carrying amount of the business in determining any loss on disposal. Our evaluation of whether the portion of a reporting unit being disposed of constitutes a business occurs on the date of abandonment. Although

Securities and Exchange Commission

Division of Corporation Finance

May 19, 2010

an operating store meets the accounting definition of a business prior to abandonment, it does not constitute a business on the closure date because the remaining assets on that date do not constitute an integrated set of assets that are capable of being conducted and managed for the purpose of providing a return to investors. As a result, when closing individual stores, we do not include goodwill in the calculation of any loss on disposal of the related assets. As noted above, if store closures are indicative of potential impairment of goodwill at the reporting unit level, we perform an evaluation of our reporting unit goodwill when such closures occur.

We appreciate your consideration of the response provided herein and look forward to hearing from you shortly if you have any additional comments based upon our response. If you have any questions regarding the response provided herein, please contact either Sophie Hager Hume, vice president, Securities and Corporate Law (by telephone at 206/318-6195 or by facsimile at 206/903-4156), or the undersigned (by telephone at 206/318-7681 or by facsimile at 206/318-0672).

Very truly yours,

/s/ Troy Alstead
Troy Alstead executive vice president, chief financial officer and chief administrative officer

cc:	Ms. Aamira Chaudhry — Securities and Exchange Commission
Mr. John Salata — Deloitte & Touche LLP, Seattle
Ms. Paula E. Boggs, executive vice president, general counsel and secretary
Ms. Donna Brooks, vice president, controller